UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COLLECTORS UNIVERSE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

19421R200
(CUSIP Number)

Suzanne Present
Marlin Sams Fund, L.P.
645 Fifth Avenue
New York, NY 10022
(212) 843-0542
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

September 27, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19421R200	13D	Page 2 of 14

1	NAME OF REPORTING PERSON Marlin Sams Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 364,300
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 364,300
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 19421R200	13D	Page 3 of 14

1	NAME OF REPORTING PERSON William M. Sams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 364,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 364,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 19421R200	13D	Page 4 of 14

1	NAME OF REPORTING PERSON Suzanne Present
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 364,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 364,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 19421R200	13D	Page 5 of 14

1	NAME OF REPORTING PERSON Marlin Sams GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 364,300
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 364,300
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 19421R200	13D	Page 6 of 14

1	NAME OF REPORTING PERSON Gladwyne Marlin GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 364,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 364,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 19421R200	13D	Page 7 of 14

1	NAME OF REPORTING PERSON Michael Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 364,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 364,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 19421R200	13D	Page 8 of 14

1	NAME OF REPORTING PERSON Candice McCurdy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 19421R200	13D	Page 9 of 14

1	NAME OF REPORTING PERSON Chad McCurdy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 19421R200	13D	Page 10 of 14

This Amendment No. 1 to Schedule 13D is filed by the Reporting Persons to amend and supplement the Schedule 13D, dated November 30, 2009, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Collectors Universe, Inc., a Delaware corporation (the “Company”).

Item 1. Security and Issuer.

No material change.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

No material change.

CUSIP No. 19421R200	13D	Page 11 of 14

Item 5. Interest in Securities of the Issuer.

(a)
This Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 7,773,138 shares of Common Stock outstanding as of August 31, 2010, which is the total number of shares of Common Stock outstanding as of such date as reported by the Company in its Annual Report on Form 10-K filed with the SEC on September 8, 2010.

Based on calculations made in accordance with Rule 13d-3(d), (i) the Fund, the General Partner, Gladwyne, Sams, Suzanne Present and Michael Solomon may be deemed to beneficially own 364,300 shares of Common Stock, approximately 4.7% of the outstanding shares of Common Stock; and (ii) Candice McCurdy and Chad McCurdy may be deemed to beneficially own 7,500 shares of Common Stock, approximately 0.1% of the outstanding shares of Common Stock.

(b)	This Item 5(b) is hereby amended and restated in its entirety as follows:

(i)     Each of the Fund and the General Partner may be deemed to have sole power to direct the voting and disposition of 364,300 shares of Common Stock that are directly owned by the Fund.

(ii)     By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, Sams may be deemed to share the power to direct the voting and disposition of 364,300 shares of Common Stock that are directly owned by the Fund.

(iii)    By virtue of the relationship between and among the Reporting Persons described in Item 2 of this Schedule 13D, Gladwyne may be deemed to share the power to direct the voting and disposition of 364,300 shares of Common Stock that are directly owned by the Fund.

(iv)   By virtue of the relationship between and among the Reporting Persons described in Item 2 of this Schedule 13D, Suzanne Present may be deemed to share the power to direct the voting and disposition of 364,300 shares of Common Stock that are directly owned by the Fund.

(v)      By virtue of the relationship between and among the Reporting Persons described in Item 2 of this Schedule 13D, Michael Solomon may be deemed to share the power to direct the voting and disposition of 364,300 shares of Common Stock that are directly owned by the Fund.

(vi)     By virtue of the relationship between and among the Reporting Persons described in Item 2 of this Schedule 13D, Candice McCurdy and Chad McCurdy may be deemed to share the power to direct the voting and disposition of 7,500 shares of Common Stock held in a joint account.

(c)
This Item 5(c) is hereby amended and restated in its entirety as follows:

Except as set forth in this Item 5(c), Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in

CUSIP No. 19421R200	13D	Page 12 of 14

response to Item 5(a) has effected any transactions in shares of Common Stock during the past 60 days. The dates upon which the Common Stock was purchased or sold, the number of shares of Common Stock purchased or sold and the price per share for all transactions in the shares of Common Stock in the past 60 days by Reporting Persons are set forth on the table below:

Marlin Sams Fund, L.P.
Trade Date	Purchased/Sold	Common Stock	Price Per Share
09/22/2010	Sold	35,200	$13.6574
09/23/2010	Sold	300	$13.7000
09/24/2010	Sold	200	$13.7000

Candice McCurdy
Trade Date	Purchased/Sold	Common Stock	Price Per Share
08/25/2010	Sold	1,000	$13.6077

Chad McCurdy
Trade Date	Purchased/Sold	Common Stock	Price Per Share
08/25/2010	Sold	1,000	$13.6077

Candice McCurdy and Chad McCurdy
Trade Date	Purchased/Sold	Common Stock	Price Per Share
08/25/2010	Sold	1,000	$13.6077
09/16/2010	Sold	1,500	$13.8000

(d)	No material change.

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock on September 22, 2010.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Not applicable.

CUSIP No. 19421R200	13D	Page 13 of 14

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

CUSIP No. 19421R200	13D	Page 14 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2010

MARLIN SAMS FUND, L.P.
By:	Marlin Sams Genpar, LLC Its general partner
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

MARLIN SAMS GENPAR, LLC
By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

WILLIAM M. SAMS
/s/ William M. Sams

GLADWYNE MARLIN GENPAR, LLC
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

SUZANNE PRESENT
/s/ Suzanne Present

MICHAEL SOLOMON
/s/ Michael Solomon

CANDICE MCCURDY
/s/ Candice McCurdy

CHAD MCCURDY
/c/ Chad McCurdy